CREAM MINERALS LTD. CMA-TSX VENTURE 1400 – 570 Granville Street Vancouver, BC Canada V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400 Email: info@creamminerals.com

April 7, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-05

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C.  U.S.A.  20549-0405

Attention: Yong Choi

Dear Mr. Choi:

Re: Cream Minerals Ltd (SEC File No. 000-29870) (the “Company”)
Annual Report in Form 20-F for Period Ended March 31, 2004

Further to our telephone conversation of March 31, 2005, this letter is to confirm our understanding that the Company will proceed with the following actions in response to your comments regarding the above captioned Annual Report filing:

1.

The Company will file an Amended Annual Report on Form 20-F for the Period Ended March 31, 2004, with the following amendments:

a.

The section titled “Controls and Procedures” will be amended to include a more expansive description regarding the evaluation and effectiveness of the Company’s disclosure controls and procedures.

b.

The certification of the CEO and CFO will be amended to reflect the SEC’s current prescribed form of certification.

c.

The Auditor’s Report will be amended by removing any language inconsistent with the Appendix to AUG21 of the CICA Handbook.

d.

The Company’s audited consolidated financial statements will be moved to indicate that the Company has elected to follow Item 17 regarding financial disclosure, and will ensure that the applicable box is marked on the cover sheet.

2.

The Company will ensure that the action detailed in 1 above will be incorporated in all the Company’s future Annual Report filings.

Sincerely,

CREAM MINERALS LTD.

“SHANNON M. ROSS”

Shannon M. Ross, Corporate Secretary & CFO